May 9, 2005



Mr. Rufus Decker                                              Via FAX to:  (202)
942-9531
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0510

Re:     American  Fire  Retardant  Corp.;
        Item  4.02,  Form  8-K;
        Form 10-KSB for the fiscal year ended December 31, 2003; Form 10-QSB for the periods ended March 31, 2004 and June 30, 2004; File No. 0-26913

Dear  Mr.  Decker:

     In response to your letter dated April 20, 2005, in connection to the above-captioned matters, we respond as indicated below.

     In response to your number 1, an amended 8-K will be filed today including a brief description of the facts underlying the conclusion that we need to amend our previous filings to the extent known to us at the time of filing as required by Item 4.02(a) of Form 8-K.

     In response to your number 2, this matter was discussed by me with Mr. Gus Rodriguez, Staff Accountant in your office. We will be amending the above-mentioned filings as soon as possible after completing the filing of our current 10-KSB for the year ended December 31, 2004 and the 10-QSB for the quarter ended March 31, 2005. I anticipate that all amended filings will be completed and filed by the end of May 2005.

     In response to your request toward the end of your comment letter, the company acknowledges the following:

          - the company is responsible for the adequacy and accuracy of the disclosures in their filings;

          - the company understands that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

          - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     While the company acknowledges the above, the company has always and continues to attempt to properly state our financial position. After determining that our filings did require restatement, we are striving to accomplish the restatement in the fastest time possible while still assuring that the restatement will be accurate in all respects. Our financial information is reviewed quarterly and audited annually and until your comment letters, we felt we had complied fully with those requirements.

                                   Very truly yours,



                                   Randy W. Betts,
                                   Chief Financial Officer


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